03015485

MAR 0 3 2003

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GVR Company, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St.
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Burroughs 312-986-9986
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name *if individual, state last, first, middle name*)

180 N. Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

GVR Company, LLC
(SEC I.D. No. 8-53174)

Statement of Financial Condition as of December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

GVR COMPANY, LLC

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3-6
SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	1-2

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 3 2003

DIVISION OF MARKET REGULATION

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Member of GVR Company, LLC:

We have audited the accompanying statement of financial condition of GVR Company, LLC (the "Company") as of December 31, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 31, 2003

GVR COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,055,162
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	100,000
SECURITIES OWNED—At market	897,348
DEPOSITS WITH CLEARING ORGANIZATIONS	1,020,000
RECEIVABLE FROM CLEARING ORGANIZATION	1,615,452
OTHER RECEIVABLES	160,100
FURNITURE AND EQUIPMENT—Net of accumulated depreciation of $154,077	296,678
GOODWILL	38,935,800
EXCHANGE MEMBERSHIP—At cost	7,500
TOTAL ASSETS	$45,088,040

LIABILITIES AND MEMBER'S CAPITAL

SECURITIES SOLD, NOT YET PURCHASED—At market	$ 215,565
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	1,657,336
DEFFERED COMPENSATION	408,446
Total liabilities	2,281,347
MEMBER'S CAPITAL	42,806,693
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$45,088,040

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization—GVR Company, LLC (the "Company") is a wholly owned subsidiary of Dempsey & Company, LLC ("Dempsey"), an indirect, wholly owned subsidiary of E*TRADE Group, Inc. ("E*TRADE").

Nature of Operations—The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission, a member of the National Association of Securities Dealers ("NASD"), and a clearing member of the National Securities Clearing Corporation.

The Company operates as a market-maker in over-the-counter equity securities, primarily those traded on The NASDAQ Stock Market and on the OTC Bulletin Board. A market-maker provides a fair and orderly market for securities traded. A market-maker must generally be ready to buy or sell when other buyers or sellers are not available. Trading gains and losses result from these activities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions—Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, which consist of corporate stocks, are reported at market value. Market value is based on listed or quoted market prices.

Cash Segregated Under Federal and Other Regulations—Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Deposits with Clearing Organizations—Deposits with clearing organizations are cash deposited with the National Securities Clearing Corp. ("NSCC") and the Depository Trust Company.

Receivable from Clearing Organization—Receivable from clearing organization is for amounts receivable from trades that had not settled as of December 31, 2002.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets.

Goodwill—Goodwill represents the excess of amounts paid for acquired businesses over the estimated fair value of the net asset acquired. The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2002, no adjustments for impairment were deemed necessary.

Exchange Membership—Exchange membership is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. As of December 31, 2002, no adjustments for impairment were deemed necessary.

Deferred Compensation—The Company has an unqualified deferred compensation plan covering some of the Company's traders. The amounts deferred are computed each month as a percentage of the trader's profits once the specific trading income levels are reached. The compensation is deferred for a three-year period and does not earn interest. Deferred compensation is forfeited if a trader should cease employment with the Company prior to the date of payment.

Income Taxes—The Company is treated as a partnership under the Internal Revenue Code. The Company consolidates its taxable income with Dempsey. Dempsey allocates taxable income to its members, who are responsible for reporting the taxes thereon.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations* ("SFAS 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method of accounting and addresses the initial recognition and measurement of goodwill and intangible assets acquired in the business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment. The Company adopted SFAS No. 142 for its fiscal year beginning January 1, 2002. Under SFAS 142, goodwill is not amortized.

As of December 31, 2002, unamortized goodwill was $38,935,800.00.

Pursuant to the requirements of SFAS 142, the goodwill recorded as a result of the E*TRADE acquisition was not amortized. With the exception of the reductions of costs and expenses due to no longer recording goodwill amortization, the effects of adopting SFAS 142 were not material to the results of operations or financial position.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The adoption of the disclosure provisions of FIN 45 did not have a material impact on the Company's financial statements for the year ended December 31, 2002. The Company does not expect that the adoption of the remaining provisions of FIN 45 will have a material impact on its financial position or results of operations.

4. COMMITMENTS

The Company has entered into a noncancelable lease for its office premises, which expires January 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows:

Year Ending December 31	Amount
2003	$ 323,117
2004	332,801
2005	342,737
2006	353,052
2007	363,632
Thereafter	405,981
Total	$2,121,320

The lease is subject to changes in operating costs of the facility.

5. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $1,000,000 or 6⅔% of "aggregated indebtedness," as these terms are defined.

At December 31, 2002, the Company had net capital, as defined, of $3,272,013, which was $2,272,013 in excess of its required net capital of $1,000,000.

6. RELATED-PARTY TRANSACTIONS

The Company received trade volume from E*TRADE for which the Company paid E*TRADE during the year ended December 31, 2002. At December 31, 2002, the total amount payable for order flow to E*TRADE was $408,358. This amount is recorded in accounts payable.

The Company clears trades for two broker-dealers, which are owned by employees. There was no liability to these broker-dealers at December 31, 2002.

7. 401(k) PLAN

E*TRADE sponsors a 401(k) plan (the "Plan") in which all employees of the Company are eligible to participate. Under the terms of the Plan, the Company matches all employee contributions 100%, up to a maximum 5% of compensation.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

9. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a market-maker, at times, requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, stock exchanges periodically amend their rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

10. CONTINGENT LIABILITIES

In the ordinary course of business, the Company is subject to various claims and legal actions. In the opinion of management, the resolution of such matters will not have a material impact on the Company's financial condition and results of operations.

* * * * * *

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of GVR Company, LLC:

In planning and performing our audit of the financial statements of GVR Company, LLC (the "Company") for the year ended December 31, 2002 (on which we issued our report dated January 31, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

January 31, 2003